                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                       SAFEGUARD HEALTH ENTERPRISES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   7864441094
                                 (CUSIP Number)

                            DAVID K. MEYERCORD, ESQ.
                           STRASBURGER & PRICE, L.L.P.
                           901 MAIN STREET, SUITE 4300
                               DALLAS, TEXAS 75202
                                 (214) 651-4300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 28, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 786444109
          ---------


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               JACK R. ANDERSON
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(D) OR 2(E)                                [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
         NUMBER OF                7        SOLE VOTING POWER

          SHARES                           183,000
                                  ----------------------------------------------
       BENEFICIALLY               8        SHARED VOTING POWER

         OWNED BY                          5,100,000
                                  ----------------------------------------------
           EACH                   9        SOLE DISPOSITIVE POWER

         REPORTING                         183,000
                                  ----------------------------------------------
          PERSON                  10       SHARED DISPOSITIVE POWER

           WITH:                           5,100,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,283,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               54.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     Common Stock, $.01 par value.

     SafeGuard Health Enterprises, Inc.
     95 Enterprise
     Aliso Viejo, California 92656

ITEM 2. IDENTITY AND BACKGROUND.

     This report is filed by Jack R. Anderson. On June 29, 1999, SafeGuard Health Enterprises, Inc. (the " Issuer") entered into a Debenture and Note Purchase Agreement, dated June 29, 1999, which was amended by that certain First Amendment to Debenture and Note Purchase Agreement dated July 27, 1999, and by that certain Second Amendment to Debenture and Note Purchase Agreement, dated October 5, 1999 (as amended, the "Purchase Agreement') with CAI Partners & Company II, Limited Partnership ("CAI"), CAI Capital Partners II, Limited Partnership ("CAI Capital") and Jack R. Anderson (collectively the "Purchasers") relating to the purchase of convertible debentures, notes and warrants of the Issuer. This report is filed because of the voting securities of the Issuer that the Purchasers have a right to acquire pursuant to the Purchase Agreement as set forth below in this report.

     (a)  Name of Reporting Person -- Jack R. Anderson

     (b)  Business Address --
          16475 Dallas Parkway, Suite 735
          Addison, Texas 77001

     (c)  Principal occupation --
          Private investor

     (d)  Criminal Convictions -- none

     (e)  Injunctions with respect to federal or state securities laws -- none

     (f)  Citizenship -- U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This report covers shares of Common Stock of the Issuer (a) beneficially owned by Jack R. Anderson and issuable upon the conversion of debentures to be acquired pursuant to the Purchase Agreement by Jack R. Anderson, (b) issuable upon the conversion of debentures to be acquired pursuant to the Purchase Agreement by CAI, and (c) issuable upon the conversion of debentures to be acquired pursuant to the Purchase Agreement by CAI Capital. See Item 5 below for a complete description of the ownership of the shares currently held and to be acquired by such parties. The funds used to acquire the shares currently owned by Jack R. Anderson were personal funds. The funds to be used to acquire the debentures to be acquired by Mr. Anderson pursuant to the Purchase Agreement will be personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

     On June 29, 1999, CAI Partners & Company II, Limited Partnership, CAI Capital Partners & Company II, Limited Partnership and Jack R. Anderson (collectively the "Purchasers") entered into a Debenture and Note Purchase Agreement, dated June 29, 1999 and on July 27, 1999, entered into a First Amendment to Debenture and Note Purchase Agreement dated July 27, 1999, and on October 5, 1999, entered into a Second Amendment to Debenture and Note Purchase Agreement dated October 5, 1999 (as amended, the "Purchase Agreement"), with SafeGuard Health Enterprises, Inc., a Delaware corporation (the "Issuer"). In addition, Dr. Steven J. Baileys, D.D.S., the Chairman of the Issuer, and The Baileys Family Trust, a trust created by trust agreement dated July 22, 1989 of which Dr. Steven J. Baileys, D.D.S. is a trustee, each entered into a Stockholder Agreement with the Purchasers pursuant to which each of Dr. Baileys and The Baileys Family Trust respectively, agreed in their capacity as a stockholder to vote in favor of the transactions contemplated by the Purchase Agreement at any stockholder meeting called for the purpose of such vote and, upon request, to execute a proxy with respect to the shares held by such stockholder permitting proxies representing the Purchasers to vote at any stockholder meeting called to vote on the transactions contemplated by the Purchase Agreement.

     The purpose of the transaction is an investment in the Issuer by the Purchasers. As a result of the consummation of the transactions contemplated by the Purchase Agreement, the Purchasers collectively will invest $40 million in the Issuer and in the aggregate acquire $20 million of convertible debentures, $20 million of senior notes and warrants to purchase 2,500,000 shares of common stock of the Issuer. The debentures will be convertible into 5,000,000 shares of common stock of the Issuer at a conversion price of $4 per share (subject to adjustment). The warrants will be exercisable at an exercise price of $8.00 per share (subject to adjustment). The debentures will be convertible and the warrants will be exercisable upon issuance.

     The holders of the debentures will have the right to vote together with the holders of the outstanding common stock, voting as a single class, on all matters (other than the election of directors) with a number of votes equal to the number of shares of common stock into which the debentures are then convertible. Based on the number of shares of Common Stock of the Issuer currently outstanding, the Purchasers in the aggregate will hold more than 50% of the total votes that can be cast by the holders of all outstanding voting securities of the Issuer upon consummation of the transactions contemplated by the Purchase Agreement.

     With respect to the election of directors, so long as the common stock issuable upon conversion of the debentures represent 25% or more of the total votes that may be cast by all outstanding voting securities of the Issuer, assuming such conversion, the debentures voting together as a single class will have the right to elect 50% of the members of the board of directors of the Issuer. In that case, the holders of the common stock, voting as a single class, have the right to elect the other 50% of the members of the board of directors.

     CAI is an Ontario limited partnership. The sole general partner of CAI is CAI Partners GP & Co., L.P., an Ontario limited partnership (the "CAI General Partner"). The CAI General Partner has five general partners each consisting of corporations controlled by Leslie B. Daniels, Richard J. Schmeelk, Peter M. Gottsegen, Peter G. Restler and Manfred W. Yu, respectively. The CAI General Partner has two limited partners consisting of two corporations controlled by David M. Culver and Mark P. Culver, respectively.

     CAI Capital is an Ontario limited partnership. The sole general partner of CAI is CAI Capital Partners GP & Co., L.P., an Ontario limited partnership (the "CAI Capital General Partner"). The CAI Capital General Partner has five general partners each consisting of corporations controlled by Leslie B. Daniels, Richard J. Schmeelk, Peter M. Gottsegen, Peter G. Restler and Manfred W. Yu, respectively. The CAI Capital General Partner has two limited partners consisting of two corporations controlled by David M. Culver and Mark P. Culver, respectively.

     Leslie B. Daniels is one of the principals of CAI and CAI Capital. Mr. Daniels individually will not acquire any voting securities of the Issuer as a result of the transactions contemplated by the Purchase Agreement.

     (a) The Purchasers do not have any plans or proposals to acquire any additional securities of the Issuer or to dispose of any securities of the Issuer.

     (b) The Purchasers do not have any plans or proposals involving any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

     (c) The Purchasers do not have any plans or proposals involving the sale or transfer of a material amount of the assets of the Issuer and of its subsidiaries.

     (d) The board of directors of the Issuer presently consists of seven members. Pursuant to the Purchase Agreement, at the closing, the board of directors of the Issuer is to consist of eight members, of which four will be individuals designated by the Purchasers (which will require the resignation of three existing directors of the Issuer).

     (e) The Purchasers have no plans or proposals to make any material change in the present capitalization of the Issuer, other than the transactions contemplated by the Purchase Agreement, or dividend policy of the Issuer.

     (f) The Purchasers do not have any plans or proposals to make any other material change in the Issuer's business or corporate structure.

     (g) The Purchasers do not have any plans or proposals to make any changes in the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control of the Issuer by any person.

     (h) The Purchasers do not have any plans or proposals to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) The Purchasers do not have any plans or proposals to cause any class of equity securities of the Issuers to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934.

     (j) The Purchasers do not have any plans or proposals to take any action similar to any of the items discussed above, except as specifically noted in Item (d), above.

     Reference is made to the Purchase Agreement included as an exhibit to this report for a complete description of the transactions contemplated by the Purchase Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     This report covers (a) shares of common stock currently held by Mr. Anderson and shares of Common Stock issuable upon conversion of debentures of the Issuer to be acquired pursuant to the Purchase Agreement by Mr. Anderson,
(b) shares of Common Stock issuable upon conversion of debentures of the Issuer to be acquired pursuant to the Purchase Agreement by CAI, and (c) shares of Common Stock issuable upon conversion of debentures of the Issuer to be acquired pursuant to the Purchase Agreement by CAI Capital.

     Other than the Purchase Agreement, there are no understandings or agreements with respect to the acquisition, holding, voting or disposing of equity securities of the Issuer between Mr. Anderson, CAI and CAI Capital. Mr. Anderson also expressly disclaims beneficial ownership of any shares to be owned by CAI or CAI Capital.

     As of June 29, 1999, the Issuer had 4,747,498 shares of common stock outstanding. In the transactions contemplated by the Purchase Agreement, the debentures to be issued will be convertible into 5,000,000 shares of common stock of the Issuer. As a result, after the purchase transaction and assuming the conversion of the debentures to be issued in the purchase transaction, there will be 9,747,698 shares of common stock outstanding (based on the number of shares of common stock of the Issuer outstanding as of June 29, 1999).

     Mr. Anderson currently beneficially owns 283,000 shares of common stock of the issuer of which (a) 183,000 shares are owned directly by Mr. Anderson of which he has sole voting and dispositive power and (b) 100,000 shares owned by his spouse as separate property as to which Mr. Anderson disclaims beneficial ownership but which are reflected in this report as beneficially owned with shared voting and dispositive power. Upon consummation of the transactions contemplated by the Purchase Agreement Mr. Anderson will acquire $2,500,000 of debentures convertible into 625,000 shares of common stock of the Issuer as to which Mr. Anderson will hold sole voting and dispositive power. The 283,000 shares shown as currently beneficially owned by Mr. Anderson represent approximately 5.96% of the currently issued and outstanding shares of common stock of the Issuer. Upon consummation of the transaction, the shares currently held by Mr. Anderson together with shares issuable upon the conversion of the debentures issued to Mr. Anderson pursuant to Purchase Agreement will aggregate 908,000 shares and represent approximately 9.32% of the issued and outstanding shares of common stock of the issuer assuming conversion of all the debentures. This report reflects a total 5,283,000 shares beneficially owned by Mr. Anderson which represents the shares currently beneficially owned by Mr. Anderson and the shares issuable upon the conversion of the debentures to be acquired by CAI, CAI Capital and Mr. Anderson pursuant to the Purchase Agreement. The obligations of Mr. Anderson, CAI and CAI Capital under the Purchase Agreement are several and not joint obligations. This report does not include any shares beneficially owned by Dr. Baileys or the Baileys Family Trust subject to the respective Stockholder Agreements.

     CAI does not currently own any shares of voting securities of the Issuer. Upon consummation of the purchase, CAI would own $5,833,332 of debentures convertible into 1,458,333 shares of common stock of the Issuer. Such shares would represent approximately 15% of the outstanding shares of the common stock of the Issuer assuming conversion of all the debentures issuable pursuant to the Purchase Agreement.

     CAI Capital does not currently own any shares of voting securities of the Issuer. Upon consummation of the purchase, CAI Capital would own $11,666,668 of debentures convertible into 2,916,667 shares of common stock of the Issuer. Such shares would represent approximately 29.9% of the outstanding shares of the common stock of the Issuer assuming conversion of all the debentures issuable pursuant to the Purchase Agreement.

     Mr. Leslie B. Daniels is one of the five principals of CAI and CAI Capital and as such has shared voting and dispositive power of the shares to be acquired by CAI and CAI Capital. Mr. Daniels, CAI and CAI Capital do not and will not have any voting or dispositive powers with respect to the shares held or to be acquired by Mr. Anderson. Mr. Anderson does not and will not have any voting or dispositive powers with respect to the shares held by Mr. Daniels, CAI and CAI Capital. Other than the transactions contemplated by the Purchase Agreement, Mr. Anderson disclaims being a member of a group with Mr. Daniels, CAI and CAI Capital.

     Shares currently beneficially owned by Mr. Daniels are not included in this report. Mr. Anderson expressly disclaims beneficial ownership of any shares of the Issuer owned by Mr. Daniels. The current beneficial ownership of securities of the Issuer by Mr. Daniels consists of a total of 37,155 shares of Common Stock held as follows: (a) 14,250 shares held directly by Mr. Daniels and 20,905 shares held by a trust of which Mr. Daniels is a trustee, as to which Mr. Daniels has sole voting and dispositive power, and (b) 1,000 shares held by Elizabeth A. Learson, the spouse of Mr. Daniels, and 1,000 shares held by Paul
B. Daniels, the brother of Mr. Daniels, as to which Mr. Daniels has shared dispositive power. Such 37,155 shares in the aggregate represent .78% of the shares of common stock of the Issuer currently outstanding and would represent approximately .38% of the shares of common stock of the Issuer outstanding after the consummation of the transactions contemplated by the Purchase Agreement, assuming conversion of the debentures to be issued pursuant to the Purchase Agreement.

     Mr. Anderson has not effected any transaction involving shares of common stock of the Issuer at any time since more than 60 days prior to the date of this report, except the receipt by gift of 25,000 shares on September 16, 1999, and of 23,000 shares on September 28, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Purchase Agreement, there are no contracts, agreements, understandings or relationships between Mr. Anderson and Mr. Daniels, CAI or CAI Capital except for an Agreement Among Investors to be executed upon consummation of the transactions contemplated by the Purchase Agreement. The form of the Agreement Among Investors is included as an exhibit to the Purchase Agreement filed as an exhibit hereto. The Agreement Among Investors will contain certain rights of first refusal and co-sale rights among the Purchasers and Dr. Baileys with respect to securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits to this report.

1. Debenture and Note Purchase Agreement dated June 29, 1999 by and among the Issuer and the Purchasers (incorporated herein by reference to Exhibit 1 of the initial filing of this Schedule 13D filed with the Commission on behalf of Jack R. Anderson on or about July 8, 1999).

2. Stockholder Agreement dated June 29, 1999 by and among Steven J. Baileys, D.D.S. and the Purchasers (incorporated herein by reference to Exhibit 2 of the initial filing of this Schedule 13D filed with the Commission on behalf of Jack R. Anderson on or about July 8, 1999).

3. Stockholder Agreement dated June 29, 1999 by and among The Baileys Family Trust and the Purchasers (incorporated herein by reference to Exhibit 3 of the initial filing of this Schedule 13D filed with the Commission on behalf of Jack R. Anderson on or about July 8, 1999).

4. First Amendment to Debenture and Note Purchase dated July 27, 1999, by and among the Issuer and the Purchasers (incorporated herein by reference to Exhibit 10.24 of the Issuer's Quarterly Report on 10-Q for the period ended June 30, 1999, which was filed with the Commission on or about August 13,
     1999).

5. Second Amendment to Debenture and Note Purchase Agreement dated October 5, 1999, by and among the Issuers and the Purchasers (incorporated herein by reference to Exhibit 10.1 to the Issuer's Report on Form 8-K dated October 5, 1999).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date October 8, 1999                   /s/ Jack R. Anderson
     ---------------                   -----------------------------------------
                                       Signature


                                       Jack R. Anderson
                                       -----------------------------------------
                                       Name/Title